Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-11 and related Prospectus of Cantor Fitzgerald Income Trust, Inc. for the registration of 2,000,000 shares of Series A Cumulative Redeemable Preferred Stock and to the incorporation by reference therein of our report dated March 23, 2026, with respect to the consolidated financial statements of Cantor Fitzgerald Income Trust, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2025, and the financial statement schedule of Cantor Fitzgerald Income Trust, Inc. included therein filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

March 24, 2026